[Letterhead of SandRidge Energy, Inc.]

Via EDGAR and Hand Delivery

March 4, 2011

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SandRidge Mississippian Trust I

Amendment No. 1 to Registration Statement on Form S-1

Filed February 9, 2011

File No. 333-171551

SandRidge Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed February 9, 2011

File No. 333-171551-01

SandRidge Energy, Inc.

Annual Report on Form 10-K

Filed March 1, 2010

File No. 001-33784

Definitive Proxy Statement on Schedule 14A

Filed April 26, 2010

File No. 001-33784

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Mississippian Trust I, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2011, with respect to Amendment No. 1 to the Registration Statement on Form S-1 and Form S-3 (File No. 333-171551) filed with the Commission on February 9, 2011 (as so amended, the “Registration Statement”), including the Company’s Annual Report on Form 10-K, filed March 1, 2010 (the “2009 Form 10-K”), and Definitive Proxy Statement, filed April 26, 2010, both of which are incorporated by reference in the Registration Statement.

Concurrently with the submission of this letter, we are filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three complete copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 2.

Registration Statements on Form S-1 and Form S-3

Target Distribution and Subordination and Incentive Thresholds. page 5

1. We note your response to comment 19 in our letter dated February 1, 2011. Please provide similar disclosure in an appropriate location in the prospectus.

Response:

We acknowledge the Staff’s comment and have added disclosure that explains how the preparation of the prospective financial information differs from the guidelines established by the Commission and the American Institute of Certified Public Accountants. See pages 6 and 49.

U.S. Federal Income Tax Considerations, page 88

2. We note your response to comment 33 in our letter dated February 1, 2011. Please revise to disclose your response in the prospectus.

Response:

We acknowledge the Staff’s comment and have added disclosure that explains the difference in certainty (“will” versus “should”) for U.S. federal income tax purposes of the treatment of the PDP Royalty Interests and the PUD Royalty Interests. See page 96.

Engineering Comments

3. Regarding your response to our prior comment 38, we note that you booked 27.5 million barrels equivalent in 2007. Please tell us if you anticipate the development of those reserves within five years of first being classified as proved reserves.

Response:

We acknowledge the Staff’s comment and because no Company reserves booked to date have exceeded a life of five years, we respectfully submit that, as discussed and agreed upon in our prior phone conversation with the Staff, no further disclosure is warranted at this time. The 27.5 MBoe referred to in the Staff’s comment represents approximately 5% of our total proved reserves. The majority of these reserves are associated with ongoing CO2 flooding projects which require investments throughout the lives of the projects. If these reserves remain on our books for more than five years, we will disclose the circumstances surrounding the longer-term development plans associated with these reserves.

4. We have considered your response to our prior comment 44 and do not concur. Given the importance that you attribute to SandRidge’s success as an operator, the average cumulative oil and gas production and the average age of these wells is material information.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to indicate the average cumulative oil and gas production and the average age of the vertical wells that have been drilled on the Underlying Properties. See page 60.

5. We have considered your response to our prior comment 47. The ability of the wells to pay out their drilling and completion costs will impact the estimate of proved reserves, production and the cash that can be distributed to the Trust’s investors. We reiterate our request that you disclose the number of wells that are not expected to meet their drilling costs.

Response:

We acknowledge the Staff’s comment and respectfully submit that no additional disclosure is necessary. We have reviewed the 37 horizontal wells producing from the Mississippian formation referred to in the Staff’s prior comment #47, and have determined that 36 out of the 37 wells are expected to pay out their drilling and completion costs. The one well that is not expected to pay out its drilling and completion costs is expected to pay out approximately 70% of its drilling and completion costs. Based on the production data available to date, it is expected that the cumulative production for these 37 horizontal wells will be approximately nine times the aggregate drilling and completion costs for the wells.

Furthermore, we direct the Staff’s attention to the Risk Factor language already contained in the Registration Statement, which addresses the uncertainty that a well may not pay out its drilling and completion costs. This Risk Factor language states, “There can be no assurance that a PUD Well that is successfully completed will pay out the capital costs spent to drill it.” See page 18. We respectfully submit that this disclosure adequately addresses the risk, and that adding disclosure in this Risk Factor that only one of the 37 wells is not expected to pay out its drilling and completion costs may be viewed as a mitigating statement. We respectfully submit that the current disclosure is most appropriate given the data known to us at this time.

6. In regard to your response to our prior comment 55, you state in the last sentence in the first paragraph under Technologies on page 66 that production from other wells confirm that horizontal wells across the AMI have similar performance with respect to initial production, decline curve shape and estimated ultimate reserve recovery. However, this does not appear to reconcile with the initial production rates of the horizontal wells drilled to date and the ultimate recovery information that you have provided to us supplementally. Also there appears to be no correlation of performance with lateral length of the horizontal wells. In fact, it appears that the best performing well is actually producing from the shortest lateral length of any of the horizontal wells. Please remove or revise the last sentence.

In this regard, we note that your revised Risk Factor language on page 20 actually says “estimated total reserves vary substantially from well to well and are not directly correlated to perforated lateral length or completion technique.” This statement does not support your response. Because of the unpredictability of the performance and estimated ultimate recoveries, it appears that proved reserve estimates for all the proved undeveloped wells should be no more than the median estimated ultimate recovery determined for the producing wells. Please revise your document if necessary.

Response:

We acknowledge the first part of the Staff’s comment and, in response, have removed the last sentence in the first paragraph under “The Underlying Properties—The Reserve Report—Technologies.” See page 66.

We acknowledge the second part of the Staff’s comment and, in response, respectfully submit to the Staff that none of the proved reserve estimates for any of the PUD Wells exceeds the median estimated ultimate recovery for the Producing Wells. More specifically, the greatest estimated ultimate recovery for any PUD Well is 412 MBoe, while the median estimated ultimate recovery for the Producing Wells is 412 MBoe (and the mean estimated ultimate recovery for the Producing Wells is 465 MBoe). As such, we respectfully submit that no revision to the document is necessary.

* * * * * *

Thank you for your prompt attention to the foregoing. Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 2 thereto, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President – Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Mississippian Trust I

By:	SandRidge Energy, Inc.

	By:	/s/ Philip T. Warman
		Name:	Philip T. Warman
		Title:	Senior Vice President and General Counsel

cc:	David H. Engvall, Covington & Burling LLP

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.